UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2010
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Hurray! Renamed Ku6 Media Co., Ltd., Changes Trading Symbol to KUTV Change Chairman and Management
Beijing, China — August 17, 2010 — Hurray! Holding Co., Ltd. (“Hurray!”), a leading company in online video portal operations, artist development, music production, wireless music distribution, and other wireless value-added services in China, today announced that it has changed its name to Ku6 Media Co., Ltd., (“Ku6”) and has changed its trading symbol on the Nasdaq Global Market from HRAY to KUTV. Starting from August 17, 2010, the American Depositary Shares of Ku6 will be trading on the Nasdaq Global Market under the symbol KUTV.
Concurrently, Hurray! announced that its chairman of board, Mr. Tianqiao Chen, will resign from his position as chairman of board effective August 17, 2010. Mr. Bruno Wu, currently an independent director of Hurray! and chairman of the Audit Committee of the Hurray! board will assume the role of chairman of board.
Hurray! also announced that its acting CEO, Mr. Haibin Qu, will resign from his position, effective August 17, 2010. Mr. Shanyou Li will assume the role of CEO of the company.
Mr. Tianqiao Chen and Mr. Haibin Qu will continue to serve as directors of board.
Mr. Bruno Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups with investment interests in 20 media-related companies and a portfolio of over 60 media brands and products. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.
Mr. Shanyou Li is the Founder and Chief Executive Officer of Ku6 Holding Limited which was merged with Hurray! in January 2010. From 2000 to 2006, Mr. Li served in various senior management positions with Sohu.com. Prior to that, Mr. Li worked for Motorola, Alcoa Group and Bausch & Lomb. Mr. Li holds a bachelor’s degree in mathematics from Nankai University and an EMBA from China Europe International Business School.
About Hurray! Holding Co., Ltd.
Hurray! is a leader in video, music, and wireless value-added services. In video, through its Ku6 Holding Limited subsidiary, Hurray! is a leader in online video portal operations. This operation will be Hurray!’s primary business after Hurray!’s other businesses, listed below, have been sold to Shanda Interactive Entertainment Limited pursuant to the asset sale agreement entered into between Hurray! and Shanda on June 1, 2010.
In music, Hurray! provides artist development, music production, and offline distribution of recorded music in China through its record labels Freeland Music, New Run Entertainment, Secular Bird, and Seed Music. Through its Fly Songs subsidiary, Hurray! organizes concerts and other musical events in China. The company provides online distribution of music and music-related products that include ringtones, ringbacktones, and truetones to mobile users in China. These tone products are distributed through wireless value-added service platforms over mobile networks and the internet. In wireless services, Hurray! provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. The accuracy of these statements may be affected by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the successful completion of the asset transactions with Shanda mentioned in this news release; the success of the business of Hurray!’s subsidiary, Ku6 Holding Limited; continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production, and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless operations and wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Matthew Zhao
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
Email: ir@hurray.com.cn

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Xiaomei Pang

Name:	Xiaomei Pang
Title:	General Counsel

Date:	August 18, 2010